Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 20, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
Eros Fregonas becomes new CEO of Swisscom IT Services
Management change at Swisscom IT Services: the Swisscom Board of Directors has appointed Eros Fregonas as the new CEO of the Group’s IT subsidiary and member of the Swisscom Executive Board. Eros Fregonas is currently an independent consultant working in the finance and IT sector. He will take up his new position on 15 May 2007, succeeding Michael Shipton, who is leaving Swisscom.
Eros Fregonas (born in 1964) holds dual Swiss/Italian nationality. He went to school in Switzerland and studied electronic engineering at the Swiss Federal Institute of Technology in Zurich. In the 1990s, Fregonas worked for Andersen Consulting and between 1996 and 2005 was employed by the banking/IT firm Boss Lab AG (now B-Source). Under his leadership, Boss Lab recorded strong growth and increased both revenues and the company’s workforce fivefold. Fregonas gained much experience during this time in international IT outsourcing, especially for banks.
Michael Shipton, former CEO, leaves Swisscom
After twelve years with Swisscom, six of which as a member of the Group Executive Board, the hitherto CEO of Swisscom IT Services, Michael Shipton, is leaving to take on a new challenge outside Swisscom.
Michael Shipton oversaw Swisscom IT Services through a period of significant growth resulting from major, complex IT outsourcing projects. The company became the largest independent IT service provider in the Swiss financial services sector by tapping into new customer segments and acquiring and successfully integrating Comit. In his previous position as Chief Strategy Officer, Michael Shipton’s responsibilities included defining and implementing the value-oriented corporate strategy and streamlining the Swisscom Group’s international investment portfolio.
The Board of Directors and the CEO of Swisscom would like to thank Michael Shipton for his outstanding commitment to the company and to wish him all the best for the future, both personally and professionally.
Swisscom IT Services currently employs 2,700 people and generated net revenues of CHF 836 million in 2006, including CHF 346 million from the growing business with third-party customers. The company’s core business is system integration and the outsourcing of IT services. Swisscom intends to further develop the key strategic activities of Swisscom IT Services.
Berne, 20 April 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 20, 2007	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law